Dynamotive Energy Systems Corporation
Suite 230 – 1700 West 75th Avenue
Vancouver, British Columbia, V6P 6G2
Telephone No.: (604) 267-6013 Fax No.: (604) 267-6005

INFORMATION CIRCULAR
as at May 16, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Dynamotive Energy Systems Corporation (the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on June 22, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Dynamotive Energy Systems Corporation. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (formerly called “ADP Investor Communication Services”) (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed May 16, 2007 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 16, 2007, there were 185,348,245 Common Shares issued and outstanding, each carrying the right to one vote. None of these Common Shares are held in escrow. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Class A Preferred shares (the “Preferred Shares”). There are no Preferred Shares issued and outstanding as at May 16, 2007.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 16, 2007.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia are specifically incorporated by reference into, and form an integral part of, this information circular:

  Audit committee charter attached to the information circular for the June 30, 2006 annual general meeting filed on SEDAR on June 5, 2006.

  December 31, 2006 year end financial statements, report of the auditor and related management discussion and analysis filed on SEDAR on April 30, 2007.

A copy of any document incorporated herein by reference may be obtained by a Shareholder upon request, without charge, from the Secretary of the Company at Suite 230 – 1700 West 75th Avenue, Vancouver, British Columbia, V6P 6G2 Telephone No.: (604) 267-6013 Fax No.: (604) 267-6005. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein, except a special resolution will be required in order to approve the adoption of a new form of Articles. A majority of the votes required to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Board has fixed the size of the Board of the Company at seven. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s seven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 16, 2007.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Shares Beneficially Owned or Controlled(1)
Richard Chen-Hsing Lin Chairman, President, Operations-China and Director British Columbia, Canada	Since 1992	2,245,370 Common shares(2)
Robert Andrew Kingston President, Chief Executive Officer and Director Vancouver, British Columbia	Since 1999	900,468 Common shares(3)
Curtin Winsor, Jr., Ph.D. Director Virginia, USA	Since 1996	1,541,393 Common shares(4)
Shing-Cheng Hong Director Taipei, Taiwan	Since 1997	130,226 Common shares(5)
Chih-Lin Chu, Director Shanghai, China	Since 2001	10,206 Common shares(6)
Desmond Radlein, Ph.D. Director Ontario, Canada	1997 – 2002 and 2003 to present	57,223 Common shares(7)
George J. Terwilliger III Director Virginia, USA	Since 2006	5,463 Common shares

Notes:

(1)	The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

Includes 2,245,370 Common Shares, of which 423,746 Common Shares are held by Cantai Property Limited (Cantai), a company controlled by Mr. Lin and includes 1,648,712 Common Shares held by Leede Financial – 354,218 common shares on behalf of Mr. Lin and 1,294,494 on behalf of Cantai; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Mr. Lin has voting and disposition powers. Mr. Lin also holds options to purchase up to an aggregate of 5,805,660 Common Shares (3,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.45, expiring from July 31, 2014 to July 31, 2018; 1,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.58, expiring from July 31, 2019 to July 31, 2020; 750,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to April 28, 2012, 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 605,660 Common Shares at an exercise price of $0.20, expiring from August 30, 2013 to March 31, 2014 and 150,000 Common Shares at an exercise price of $1.60, expiring July 12, 2009).

(3)

Includes 900,468 Common Shares; 761,912 of these Shares are held in the name of Cape Fear Limited, an Isle of Man company which all shares are held by an arm’s length trustee of a discretionary trust of which Mr. Kingston is a beneficiary. Mr. Kingston also holds options to purchase up to an aggregate of 8,532,649 Common Shares (3,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.45, expiring from July 31, 2014 to July 31, 2018; 1,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.58, expiring from July 31, 2019 to July 31, 2020; 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 2,400,000 Common Shares at an exercise price of $0.22, expiring from August 30, 2013 to December 22, 2013; 907,649 Common Shares at an exercise price of $0.20, expiring from August 30, 2013 to March 14, 2014, 775,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to February 23, 2012, and 150,000 Common Shares at an exercise price of $1.60, expiring on July 12, 2009).

(4)

Includes 1,541,393 Common Shares of which 1,273,262 Common Shares are held by Legacy Trust. Dr. Winsor also holds options to purchase up to an aggregate of 69,000 Common Shares (24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 45,000 Common Shares at an exercise price of $0.45, expiring from August 5, 2008 to July 1, 2010).

(5)	Mr. Hong also holds options to purchase up to 23,000 Common Shares at an exercise price of $0.45, expiring on July 1, 2010.

(6)

Mr. Chu also holds options to purchase up to an aggregate of 61,000 Common Shares (16,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 45,000 Common Shares at an exercise price of $0.45, expiring from August 5, 2008 to July 1, 2010).

(7)

Dr. Desmond Radlein also holds options to purchase up to an aggregate of 93,000 Common Shares (24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 69,000 Common Shares at an exercise price of $0.45, expiring from August 5, 2008 to July 1, 2010).

The Directors and Officers beneficially own or effectively control as a group a total of 5,685,166 Common Shares which represent 3.07% of the total issued and outstanding shares of the Company.

The information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Richard Chen-Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He is the past President of the Taiwan Chamber of Commerce in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was also President of the Taiwan Chamber of Commerce in B.C., and Vice President of R.C.A. Taiwan. Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $7 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990,: a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.1. DuPont de Nemours & Co.

Curtin Winsor, Jr., Ph.D. Dr. Winsor has been a Director of the Company since June 1996. He received his MA and Ph.D. in Latin American Area Studies and History of Diplomacy from the School of International Service of American University in 1979. He served at the Department of State's Office of Congressional Relations until 1971. Dr. Winsor became Special Assistant to Senator Bob Dole, Chairman of the Republican National Committee, from June 1971 to May 1973. Moving to the private sector, he served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped to found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983. Dr. Winsor served as US Ambassador to Costa Rica from 1983 to 1985. He continued to serve as Consultant on Central America to the Under Secretary of Defense from 1985 to 1987. Dr. Winsor is a Governor of the Donner Canadian Foundation of Toronto, and a Trustee of the Pan-American Development Foundation (of the Organization of American States) in Washington, DC. He has been the owner of the American Chemical Services Company of Marmet, WV, which provides chemical blending, storage and distribution services for larger chemical companies servicing the coal industry for more than the past five years.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of financial and industrial background, Mr. Hong led a 42-member management team of Hotung Venture Capital Corp. where he served as its President since 1987. Hotung is the leading venture capital group in Taiwan and currently manages total funds of US$7 billion. Thirty-three additional venture capital funds were also established under his leadership; including Daitung VC; Yuantung VC; Litung VC; Futung VC and Wantung VC. Mr. Hong retired in 2001 from Hotung and now serves as Chairman of Giga Venture Partners & Co.

Chih-Lin Chu. Mr. Chu became a Director of the Company in June 2001. He is General Manager for Business Development at China Strategic Holdings Limited (CSH) since March 2000. CSH is a public company listed on Hong Kong Exchange with investments in energy, tire manufacturing, breweries, paper, pharmaceuticals and other light and heavy industries including power plants, diesel engine manufacturing, cement,. chemical plants, electrical machinery and auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr. Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr. Chu has been involved in business development and government relationship in China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr. Chu received his MBA from the China Europe International Business School in China.

Desmond Radlein, Ph.D. Dr. Radlein became a Director of the Company in December 1997, retired in August 2002 and was re-appointed in August 2003. Dr. Radlein has been the President of RTI - Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994. Dr. Radlein received a B.Sc: in Chemistry (1986) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry (1970) from the University of Calgary in Alberta. He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.

George J. Terwilliger III. Mr. Terwilliger became a Director of the Company in November 2006. He was Deputy Attorney General of the United States from 1991 to 1993 and served as the number two official and chief operating officer of the Department of Justice. He was Principal Associate Deputy Attorney General from 1990 to 1991, and a U.S. Attorney for the District of Vermont from 1986 to 1991. His public service career dates back to 1978 when he was appointed Assistant U.S. Attorney for the District of Columbia. From 1993 to 2000, Mr. Terwilliger was a Managing Partner and member of the Partnership’s Executive Committee at McGuire Woods’ Washington, DC office and led the corporate defense and white collar practice group. He is currently, a senior partner and head of corporate defense and special projects with White & Case LLP, of Washington DC, where he leads teams of lawyers on behalf of major corporate clients, including oil companies. His business and financial experience includes matters of corporate governance, financial management and controls, public relations and management of business projects and initiatives.

APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, Suite 600, 925 West Georgia Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter. A copy of the audit committee charter was attached to the information circular for the June 30, 2006 annual general meeting filed on SEDAR on June 5, 2006.

Composition of the Audit Committee

The members of the audit committee are Shing-Cheng Hong, Dr. Curtin Winsor, Jr., George Terwilliger III and Dr. Desmond Radlein. All are independent members of the audit committee except for Dr. Radlein. All members are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

See heading “Election of Directors”.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than BDO Dunwoody LLP.

Reliance on Certain Exemptions

The Company’s auditors, BDO Dunwoody LLP, Chartered Accountants, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the attached audit committee charter.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by BDO Dunwoody LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with BDO Dunwoody LLP, Chartered Accountants, for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2006.	Fees Paid to Auditor in Year Ended December 31, 2005.
Audit Fees(1)	$176,274	$115,540
Audit-Related Fees(2)	$5,564	$9,807
Tax Fees(3)	$9,878	$Nil
All Other Fees(4)	$4,407	$Nil
Total	$196,123	$125,347

Notes:
(1)           “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)           “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)           “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)           “All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

General

In November 2006, the Company adopted a Corporate Governance Policies and Procedures Manual (the “Manual”). The Manual sets out corporate governance guidelines for (i) matters requiring Board approval, (ii) standards for independent of directors, (iii) ethics and trading restrictions, (iv) disclosure controls and procedures, and (v) an audit committee charter and compensation committee charter.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The board facilitates its independent supervision over management by promoting frequent interaction, feedback and exchange of ideas. As well, management provides the non-independent directors with periodic reports outlining the financial position and status of development projects.

The independent members of the Board of Directors of the Company are Dr. Curtin Winsor, Jr., Shing-Cheng Hong, Chih-Lin Chu and George J. Terwilliger III.

The non-independent directors are Richard Lin (Chairman of the Board and President, Operations, China), and R. Andrew Kingston (President and Chief Executive Officer).

A majority of the Board is independent.

2. Directorships

None of the Directors hold directorships with any other reporting issuers.

3. Orientation and Continuing Education

The Board and the Company’s senior management conduct orientation programs for new directors. The orientation programs include presentations by management to familiarize new directors with the Company’s projects, strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program includes a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company’s significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides the directors with suggestions to undertake continuing director education, the cost of which is borne by the Company.

4. Ethical Business Conduct

The Board of Directors, on the recommendation of the Audit and Corporate Governance Committee, has adopted and maintains a Code of Ethics which applies to the employees, officers and directors of the Company. The Code of Ethics meets the definition and coverage of a “code of ethics” under Item 16.B of SEC Form 20-F, as amended, and other applicable laws and regulations.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

These functions are currently performed by the Nominating and Corporate Governance Committee.

6. Compensation

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company’s officers; and (v) the administration of the Company’s stock option plans as authorized by the Board. The Committee is comprised of Dr. Desmond Radlein (Chairman) and Dr. Curtin Winsor, Jr. and Richard Chen-Hsing Lin.

7. Other Board Committees

The Company maintains standing Executive, Compensation and Audit and Corporate Governance Committees. The Executive Committee is comprised of Richard Chen-Hsing Lin (Chairman), R. Andrew Kingston and Dr. Desmond Radlein. The purpose of the Executive Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Compensation Committee is comprised of Dr. Desmond Radlein (Chairman), Dr. Curtin Winsor, Jr. and Richard Chen-Hsing Lin. See heading “Compensation of Directors” for functions of the Compensation Committee.

The Company’s Audit and Corporate Governance Committee, whose members include Shing-Cheng Hong (Chairman), Dr. Curtin Winsor, Jr., George Terwilliger III and Dr. Desmond Radlein, review the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company’s independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of December 31, 2006 and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The compensation paid or payable to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards
					Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)
Richard Lin	2006	238,226	302,981(6)	-0-	500,000	169,400(3)
Chairman of the Board and President,	2005	189,960	194,900	-0-	500,000	-0-
Operations - China	2004	172,864	53,012	-0-	1,000,000	-0-

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards
					Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)
Robert Andrew Kingston, President and Chief Executive Officer	2006 2005 2004	326,612 295,494 268,900	468,244(6) 303,177 82,207	-0- -0- -0-	500,000 500,000 1,000,000	242,000(4) -0- -0-
Brian Richardson Chief Financial Officer	2006 2005 2004	193,901 142,878 121,005	49,579(6) 136,172 46,097	-0- -0- -0-	350,000 350,000 200,000	36,300(5) -0- -0-
Jan Barynin Vice President, Engineering	2006 2005 2004	123,392 115,540 67,842	-0- 18,569 20,632	-0- -0- -0-	200,000 200,000 200,000	-0- -0- -0-
Paul Hughes Chief Operating Officer(2)	2006 2005 2004	215,935 67,398 -0-	-0- 37,138 -0-	-0- -0- -0-	200,000 200,000 -0-	-0- -0- -0-

Notes:

(1)	*Except as otherwise noted, all compensation is disclosed in U.S. dollars based upon 2006’s average exchange rate of $0.8814 per dollar (2005: $0.8252 per dollar, 2004: $0.7683 per dollar).
(2)	Mr. Hughes resigned from the Company on December 7, 2006
(3)

Unissued bonus share option earned pursuant to milestone achievement calculated at 700 shares per ton of capacity per 200 tpd plant contracted, priced at $1.21 per share determined on September 29, 2006

(4)

Unissued bonus share option earned pursuant to milestone achievement calculated at 1,000 shares per ton of capacity per 200 tpd plant contracted, priced at $1.21 per share determined on September 29, 2006

(5)

Unissued bonus share option earned pursuant to milestone achievement calculated at 150 shares per ton of capacity per 200 tpd plant contracted, priced at $1.21per share determined on September 29, 2006

(6)	2006 accrued bonuses outstanding as at the time of distribution of this circular

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale.

The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Options

The Named Executive Officers received share options during the financial year ended December 31, 2006 as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Richard Chen Hsing Lin	500,000	10.71%	$0.45	$0.41	July 31, 2016
Richard Chen Hsing Lin	150,000	3.21%	$1.60	$1.58	April 21, 2009
Robert Andrew Kingston	500,000	10.71%	$0.45	$0.41	July 31, 2016
Robert Andrew Kingston	150,000	3.21%	$1.60	$1.58	April 21, 2009
Brian Richardson	200,000	4.29%	$0.48	$0.47	December 31, 2010
Brian Richardson	150,000	3.21%	$0.58	$0.55	September 30, 2009
Brian Richardson	100,000	2.14%	$1.60	$1.58	April 21, 2009
Jan Barynin	200,000	4.29%	$0.48	$0.47	December 31, 2010
Jan Barynin	50,000	1.07%	$1.60	$1.58	April 21, 2009
Paul Hughes	200,000	4.29%	$0.49	$0.47	May 31, 2009

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/ Unexercisable
Richard Chen Hsing Lin	Nil	Nil	3,805,660 Exercisable / Nil Unexercisable	$2,629,207 Exercisable / $Nil Unexercisable
Robert Andrew Kingston	Nil	Nil	6,532,649 Exercisable / Nil Unexercisable	$5,082,537 Exercisable / $Nil Unexercisable
Brian Richardson	303,067	89,363	1,000,000 Exercisable / Nil Unexercisable	$546,000 Exercisable / $Nil Unexercisable
Jan Barynin	Nil	Nil	650,000 Exercisable / Nil Unexercisable	$384,000 Exercisable / $Nil Unexercisable
Paul Hughes	Nil	Nil	400,000 Exercisable / Nil Unexercisable	$252,000 Exercisable / $Nil Unexercisable

Note:

(1)

Based on $1.12 per Common Share which is the closing price of the Company’s shares as listed on the OTC BB as at December 31, 2006. Value of unexercised options is based on the difference between market value and exercise price at year end.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2006.

Compensation of Directors

The Board approved in May 2004 a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $8,814, and $4,407 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at the market closing price on the day of the AGM or the average of the five trading days prior to the AGM, whichever is lower; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years and priced at $0.45 per share for years 2004-2006; c) Board and Committee meeting fees – $264 per meeting under two (2) hours and $1,058 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. Shares when issued with respect to these fees are restricted for a twelve-month period and subject to Rule 144 of the Securities Act of 1933. The Compensation Committee of the Board regularly reviews the appropriateness of Director’s compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The following directors received options in their capacity as a director during the financial year ended December 31, 2006:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Curtin Winsor	15,000	$0.45	$0.54	July 1, 2010
Shing-Cheng Hong	23,000	$0.45	$0.54	July 1, 2010
Chih-Lin Chu	15,000	$0.45	$0.54	July 1, 2010
Desmond Radlein	23,000	$0.45	$0.54	July 1, 2010

Notes:

(1)

Mr. Shing-Cheng Hong and Dr. Desmond Radlein were granted 69,000 4-year options each expiring from 2008 to 2010. The exercise price was $0.45 and the market value on the date of grant was $0.54. 23,000 options vested each year from 2004 to 2006.

(2)

Dr. Curtin Winsor and Mr. Chih-Lin Chu were granted 45,000 4-year options each expiring from 2008 to 2010. The exercise price was $0.45 and the market value on the date of grant was $0.54. 23,000 options vested each year from 2004 to 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Stock Option Plan (the “Plan”), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company’s shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. As at May 16, 2007, 11,077,315 options were available in the Option Plan for the granting of options to qualified parties and 16,845,367 options were outstanding at exercise prices ranging from $0.20 to $1.60 per Common Share.

In December 1998 the Board approved the adoption of a stock appreciation rights plan (the “SAR Plan”) under which the Company can grant SAR’s to employees and directors of the Company entitling the holder to receive compensation from the Company based upon the difference in any appreciation in the market value of the Company’s Shares of common stock from the bench mark date and current market price of when the SAR is granted by the Company. The SARs vest as the Company achieves stock values as defined in the SAR Plan. The Company has the sole exclusive election to pay the redemption price either in cash, in Shares, or in any combination of the cash and Shares equivalent to the aggregate value of the redemption price. There has been no grant of SARs for the last four years. As at December 31, 2006, 300,000 SARs were outstanding, and held by a former director of the Company, of which 200,000 have vested, having met the first and second vesting provisions of the SAR Plan.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Option Plan)	16,889,533 options	$0.50	8,875,333 options
Equity compensation plans not approved by securityholders (the SAR Plan)	300,000 SARs	$0.40	Nil
Total	17,189,533	$0.50	8,875,333

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company. The Company does retain consultants from time to time who may be responsible for investor awareness, financing sources, brokerage liaison and similar functions.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.           Redesignation of Class “A” Preferred Shares to “Series Preferred Shares”

The directors of the Company are proposing that the Company alter the identifying name and non-materially amend the provisions of its Class “A” Preferred Shares. These preferred shares have no par value, a no maximum authorized number and are issuable in series, on such terms as may be determined by the Company’s directors for each such series. The rights attached to a series could include conversion into common shares or other securities, voting rights, cumulative or non-cumulative dividends, retraction, redemption, and priority over common shares in respect of entitlement to assets on wind-up.

Management believes the change of designation from Class “A” Preferred Shares to Series Preferred Shares will result in a more accurate name for their nature. The redesignation and related amendments resulting from the New Articles (described below) will not materially affect the rights and restrictions of these preferred shares. None of the preferred shares are currently issued.

Under the Articles of the Company the amendment of a class of shares requires the approval of the shareholders of the Company by an ordinary resolution.

Accordingly, shareholders will be asked to approve the following resolution in order to alter the authorized share capital of the Company:

Resolved that:

(a)	the identifying name of the Class “A” Preferred Shares be changed to “Series Preferred Shares”;

(b)	there be attached to the class of Series Preferred Shares the special rights and restrictions as set out in Article 27 of the New Articles of the Company which are to be tabled at the Meeting;

(c)

any director or officer of the Company be authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles of the Company to reflect the amendment of the preferred shares without par value; and

(d)	the directors be authorized to delay or abandon the implementation of this resolution in their discretion.

The Board recommends that shareholders vote in favour of the resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolution.

B.           New Corporate Articles

At the annual and special general meeting held on June 27, 2005, the Company adopted a revised form of Articles (similar to corporate by-laws and incorporation certificates in other jurisdictions) in compliance with the Business Corporations Act (British Columbia). The existing Articles are herein the “2005 Articles”.

However, since the adoption of the 2005 Articles management of the Company wishes to adopt updated Articles and accordingly is seeking shareholder approval for the adoption of a new form of Articles (the “New Articles”). The primary differences between the Company’s 2005 Articles and the New Articles (in addition to the change of name of the class of preferred shares described above) are:

          Ability to Subsequently Amend Articles

The New Articles provide that the legal requirement to subsequently amend the Company's Articles and the Notice of Articles (which is the government-filed document which determines authorized capital), is generally an ordinary resolution meaning 50% plus one of the votes cast on a resolution in respect of such change. Under the New Articles, the Company would, however, be able to amend certain provisions of the New Articles and Notice of Articles relating to the authorized share structure (such as a reverse split, also referred to as a share consolidation, and share splits), as well as corporate name changes of the Company by only a resolution of the directors. The New Articles continue to provide that the attachment, variation and deletion of special rights and restrictions to any class of shares must be authorized by ordinary resolution of shareholders (except for setting rights and restrictions on a series of the Series Preferred Shares where the directors are authorized to do this in the same way they were so authorized to set such rights and restrictions for the Class A Preferred Shares). However, if any proposed amendment to the Notice of Articles prejudices or interferes with the rights or special rights attached to any class of issued shares (excluding priorities granted to any series of Series Preferred Shares, other than in priority to an earlier series) then by the provisions of the Business Corporations Act, the consent of the holders of that class of shares by a special separate resolution is required. Under the New Articles, a special separate resolution, will continue to require a majority of two-thirds of the votes cast. A regular special resolution also requires a majority of two-thirds of all votes cast on the resolution.

          Shareholders’ Meetings

In addition to reflecting the present provisions of the Business Corporations Act relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place as is determined by the directors. The New Articles have a quorum requirement of 331/3% of the issued shares entitled to be voted at the Meeting (instead of the present 5% under the 2005 Articles). A one-third quorum requirement is required for companies listed on stock exchanges in the United States. If the quorum is not achieved at the shareholders meeting when first commenced, whatever number is present at the re-convened meeting within the following seven days is deemed to be the quorum.

The New Articles permit the giving of notice to shareholders, directors and officers by fax or e-mail in addition to regular mail or personal delivery and to permit shareholder voting by internet.

          Elimination (by Redemption) of Fractional Shares

The New Articles permit the Company to either round up or round down any fractional shares resulting from a share consolidation (reverse-split) or share subdivision (share split) or alternative to unilaterally cause the purchase for cancellation of any outstanding fractional shares of the Company by paying the holder thereof its fair value. This provision may be used to eliminate odd-lot shareholders where the cost of annual printing and mailing in connection with such odd-lots (less than 100 shares per shareholder) causes an undue financial burden on the Company.

Shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

“Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the Business Corporations Act (British Columbia) and substantially in the form as tabled at the Meeting, with such non-material amendments as the directors may approve prior to filing the Notice of Articles, and that such new form of Articles not take effect until the Notice of Articles is filed with the Registrar of Companies for British Columbia.”

The Board of Directors recommends that shareholders vote in favour of the special resolution. A special resolution requires the affirmative vote of at least two-thirds the shareholders represented in person or by proxy at the Meeting. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2006 and the report of the auditor thereof will be placed before the Meeting.

Additional information relating to the Company is included in the Company’s audited financial statements for the year ended December 31, 2006, the accompanying auditor’s report and management’s discussion and analysis. A copy of the audited financial statements for the year ended December 31, 2006, the accompanying auditor’s report and management’s discussion and analysis and a copy of the Company’s interim financial statements and management’s discussion and analysis for the past two years may be obtained by a Shareholder upon request without charge from the Secretary of the Company at Suite 230 – 1700 West 75th Avenue, Vancouver, British Columbia, V6P 6G2 Telephone No.: (604) 267-6013 Fax No.: (604) 267-6005. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

Dated at Vancouver, British Columbia, this 23rd day of May, 2007.

BY ORDER OF THE BOARD

/s/ Robert Andrew Kingston

Robert Andrew Kingston
President and Chief Executive Officer